UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

BERKSHIRE HATHAWAY INC.

(Exact name of registrant as specified in its charter)

Delaware	001-14905	47-0813844
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification Number)

3555 Farnam Street, Omaha, Nebraska	68131
(Address of principal executive office)	Zip Code

Daniel J. Jaksich, Vice President and Controller (402)346-1400

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Berkshire Hathaway Inc.’s Conflict Minerals Report appears as Exhibit 1.01 and is available at www.berkshirehathaway.com/govern/2019ConflictMineralsReport.pdf

Item 1.02	Exhibit

A copy of Berkshire Hathaway Inc.’s Conflict Minerals Report is provided as Exhibit 1.01 to the Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Berkshire Hathaway Inc.
(Registrant)

/s/ Daniel J. Jaksich
By Daniel J. Jaksich, Vice President and Controller

May 22, 2020
(Date)